

Andrew S. Epstein
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131   August 6, 2013

              RE: TriplePoint Venture Growth BDC Corp.

Dear Mr. Epstein:

        On July 10, 2013, you submitted on Form N-2, for confidential non-public review
pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), a draft
registration statement for common shares of TriplePoint Venture Growth BDC Corp. (the
"Company"). Please note that, pursuant to the JOBS Act, not later than 21 days before the date
on which the Company conducts a road show or, if the Company does not conduct a road show,
not later than 21 days before the anticipated date of effectiveness of the registration statement,
the initial confidential submission and all amendments thereto shall be publicly filed with the
Commission.. The Company intends to file an election to be regulated as a business development
company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). We have the
following comments on the registration statement.

General

1. Whenever a comment is made with respect to disclosure in one location of the
   filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may
   have comments on such items when they are included in a pre-effective
   amendment to the registration statement.

Prospectus

3. Overview—The fourth paragraph states that the "potential return profile of our
   investments is distinct (from that of) more traditional lenders because it provides
   us the ability to invest…without increased risk." Please explain in greater detail
   what is meant by this statement.

4. Summary—Distributions—The disclosure states that the Company may pay
   distributions that constitute a return of capital. Many investors may not fully
   understand a return of capital. Please clarify that shareholders who periodically

receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields. Please disclose whether the Company will calculate return of capital on a tax or a book basis for purposes of sending Rule 19a-1 notices. In addition, please disclose that, while such distributions are not taxable, they may result in higher capital gains taxes when the shares are eventually sold.

5. Prospectus Summary—Please disclose the investments that will comprise the 30% basket of non-qualifying investments.

6. Summary Risk Factors—Please add the risk, if true, that the Company's adviser has no experience advising a BDC or other type of regulated investment company.

7. Fees and Expenses—In the "Incentive Fees" line item, please add a parenthetical "(20% of investment income and capital gains)". In addition, please revise footnote 5 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation. In addition, please confirm that the estimate of borrowing expenses represents a good faith estimate of borrowing expenses.

8. We may expose ourselves to risks if we engage in hedging transactions—In your response, please inform the staff if the hedging transactions will be deemed to comprise a portion of the 30% basket of non-qualifying investments.

9. Risks Related to the Offering—Please add the risk that the Company may pay an incentive fee on PIK interest that may never be received.

10. Our Initial Portfolio—Please explain in your response how the Company's initial investments were selected from the portfolio of investments originated by the Company's sponsor.

11. ***Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.*** The first paragraph of this section discloses the possibility that the Fund may, in the future, amend its bylaws to repeal its exemption from the Maryland Control Share Acquisition Act. Please add a disclosure in this section and in the "Control Share Acquisitions" section on page 86 of the prospectus stating that the Staff of the Division of Investment Management has taken the position that a business development company failing to opt out of the

Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940 (the "Investment Company Act"). See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

****

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

3

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

/s/   Mary A. Cole

Mary A. Cole
Senior Counsel